U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
                           Section 17(a) of the Public
                         Utility Holding Company Act of
                          1935 or Section 30(f) of the
                         Investment Company Act of 1940



     1.  Name and Address of Reporting Person*
         PINTO                              JAMES                    J.
         (Last)                             (First)                  (Middle)


         235 Sunrise Avenue
                             (Street)

         Palm Beach                         Florida                   33480
         (City)                             (State)                   (Zip)


     2.   Date of Event Requiring Statement (Month / Day / Year)

          6/18/97


     3.   IRS or Social Security Number of Person Reporting (Voluntary)


     4.   Issuer Name and Ticker or Trading Symbol

          EMPIRE OF CAROLINA, INC.  (EMP)


     5.   Relationship of Reporting Person to Issuer (Check all applicable)


             X    Director                             X    10% Owner
           ------                                   ------

                  Officer (give title below)                Other (specify
           ------                                   ------            below)


     6.   If Amendment, Date of Original (Month/Day/Year)

          6/27/97*

     7.   Individual or Join/Group Filing


             X       Form filed by One Reporting Person
          -------


                     Form filed by More than One Reporting Person
          -------


             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


     1.  Title of security             2.  Amount of Securities         3.  Ownership         4.  Nature of Indirect
         (Inst.4)                          Beneficially Owned               Form: Direct          Beneficial Ownership
                                           (Instr. 4)                       (D) or Indirect       (Instr. 5)
                                                                            (I) (Inst. 5)
     ---------------------             ------------------------         -------------------   ------------------------
          NONE



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one                      (Over)
reporting person, SEE instruction 5(b)(v).                   SEC 1473(7-97)

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (CONTINUED)    TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                 (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)



1. Title of Derivative Security          2.  Date Exercisable and     3.  Title and Amount of Securities
    (Instr. 4)                               Expiration Date              Underlying Derivative Security
                                             (Month/Day/Year)              (Instr. 4)

                                         Date          Expiration                       Amount or
                                         Exercisable   Date           Title             Number of
Shares
--------------------------------------   -----------   -----------    -------------    -------------------
Warrants to Purchase Common Stock        Immediat.     05/06/03       Common Stock        1,978,252
Warrants to Purchase Common Stock        Immediat.     05/06/03       Common Stock           62,500
Convertible Series A Preferred Stock     Immediat.     05/06/03       Common Stock          196,000
Convertible Series A Preferred Stock     Immediat.     05/06/03       Common Stock          500,000



4. Conversion or                        5.  Ownership Form            6.  Nature of Indirect
   Exercise Price                           of Derivative                 Beneficial Ownership
   of Derivative Security                   Security:Direct (D)               (Instr. 5)
                                            or Indirect (I)
                                            (Instr. 5)
---------------------------------------  ----------------------       ------------------------
          $1.375                                   D
          $1.375                                   I                      Partner in TelCom Partners, L.P.
          $1.25                                    D
          $1.25                                    I                      Partner in TelCom Partners, L.P.



Explanation of Responses:

* This Amendment is being filed to correct an immaterial error in the Amount of Securities Underlying the Warrants directly held by Mr. Pinto. The amount originally reported was 1,928,252 when in fact Mr. Pinto held Warrants to purchase 1,978,252 shares of Common Stock.


**Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


                     /s/ James J. Pinto               February 24, 1998
               -------------------------------    -------------------------
               **Signature of Reporting Person               Date

               James J. Pinto


Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB control number.